Exhibit 99.1

News Release

PartnerRe Ltd. Reports Second Quarter and Half Year 2017 Results

▪	Second Quarter Net Income of $191 million, resulting in an Annualized Net Income ROE of 12.6%

▪	Second Quarter Operating Earnings of $97 million, driven by Non-life combined ratio of 87.7%, resulting in an Annualized Operating ROE of 6.4%

▪	Book Value or common shareholder’s equity of $6.2 billion, a 3.0% increase compared to December 31, 2016
PEMBROKE, Bermuda, July 27, 2017 - PartnerRe Ltd. ("the Company") today reported a net income available to common shareholder of $191 million for the second quarter of 2017 compared to $137 million for the same period in 2016. Net income available to common shareholder includes net realized and unrealized gains on investments of $129 million in the second quarter of 2017 compared to a $192 million gain in the same period of 2016. Operating earnings were $97 million for the second quarter of 2017 compared to operating losses of $66 million for the same period of 2016.
Net income available to common shareholder for the first six months of 2017 was $229 million compared to $338 million in the same period of 2016. Net income available to common shareholder includes net realized and unrealized gains on investments of $152 million compared to $359 million in the same period of 2016. Operating earnings for the first six months of 2017 were $140 million compared to operating losses of $21 million for the same period of 2016.
Operating earnings is a non-GAAP financial measure which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, and is calculated after dividends to preferred shareholders.
Operating earnings and net income available to common shareholder, and the associated annualized ROEs, for the second quarters and the first six months of 2017 and 2016 include various non-recurring transaction and severance related costs, which impact period over period comparability as follows (in US$ millions, except for percentages):

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Non-GAAP measures adjusted for transaction and severance related costs, net of tax(1):	Q2 2017	Q2 2016	Half Year 2017	Half Year 2016
Operating earnings	$103	$(44)	$154	$60
Annualized Operating ROE	6.8%	(2.9)%	5.1%	2.0%
Net income available to common shareholder(2)	$198	$158	$243	$420
Annualized net income available to common shareholder ROE	13.0%	10.4%	8.0%	13.7%

(1)
The adjustments of $7 million and $13 million for the three and six months ended June 30, 2017, respectively, primarily represented transaction costs related to the Aurigen acquisition and reorganization related severance costs. The adjustment of $22 million for the three months ended June 30, 2016 represented reorganization related severance costs and costs related to certain executive changes. The adjustment of $82 million for the six months ended June 30, 2016 primarily represented transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

(2) Net income available to common shareholder is calculated after preferred dividends.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “We delivered good results in the second quarter with an annualized adjusted Net Income ROE of 13.0% driven by strong Non-Life underwriting results and Investments contribution. The Non-life combined ratio of 87.7% was driven by a strong performance in our Specialty segment, with a technical ratio of 77.9%, highlighting the quality and diversification of our Specialty portfolio, but also by an improvement in our P&C non-CAT accident year technical ratio compared to the second quarter of 2016. Having successfully completed the acquisition of Aurigen in the quarter, we will now work on leveraging this platform to expand our footprint in North America, consistent with our strategy to increase our revenues and profitability in the broader Life and Health segment."
Highlights for the second quarter of 2017 compared to the same period of 2016 include the following:

Non-Life:

▪	Non-life net premiums written were down 2% compared to the same period of 2016, primarily as a result of cancellations and non-renewals, higher premiums ceded and foreign exchange movements.

▪
The Non-life combined ratio of 87.7% was 20.6 points lower than the ratio reported in the second quarter of 2016, due to: (i) the absence of catastrophic or large loss events in 2017 compared to a high level of catastrophe and weather-related activity and a significant energy loss impacting the second quarter of 2016; and (ii) improvements in attritional accident year technical ratio in both Specialty and P&C segments.

▪
The Non-life combined ratio continued to benefit from strong net favorable prior years' reserve development of $110 million (12.6 points), with both the P&C and Specialty segments experiencing net favorable development from prior accident years primarily due to actual reported

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

losses emerging below expectations. The combined ratio for the second quarter of 2016 included favorable prior year development of $148 million (15.3 points).
Life and Health:

▪
Net premiums written were up 21% in the second quarter of 2017 compared to the same period of 2016, primarily driven by the inclusion of the Aurigen premiums, growth in health business and new longevity business, partially offset by the impact of foreign exchange.

▪
Allocated underwriting result, which includes allocated investment income and other expenses, was a loss of $13 million in the second quarter of 2017 compared to a gain of $12 million in the same period of 2016. This decrease primarily reflects lower profitability in the health line of business due to a high frequency of mid-sized losses in underwriting years 2015 and 2016.

Investments:

▪
Total net investment return in the second quarter of 2017 was 1.4%, based on a total net gain of $234 million, which includes the realized and unrealized investment gains of $129 million, net investment income of $103 million and interest in earnings of equity method investments of $2 million. This compares to a positive total net investment return of $298 million, or 1.8%, for the second quarter of 2016.

▪
The total net investment return in the second quarter of 2017 was primarily generated by fixed income securities, where portfolio yield was complemented by mark-to-market gains mostly generated by a narrowing of investment grade corporate spreads and a $21 million positive contribution from public equity funds.

▪	Net investment income of $103 million was up $2 million, or 2%, compared to the second quarter of 2016, mainly reflecting lower investment expenses.

▪	Reinvestment rates are currently 2.7%, which compares to our existing fixed income yield of 2.7%.
Other Income Statement Items:

▪
Other expenses of $90 million in the second quarter of 2017 decreased by $33 million compared to $123 million for same period of 2016. Other expenses, adjusted for transaction and severance related costs, of $7 million in the second quarter of 2017 compared to $27 million in the second quarter of 2016 decreased by $13 million.

▪
Interest expense was $11 million, down $1 million compared to the second quarter of 2016 due to the redemption of $250 million of senior notes in the fourth quarter of 2016, partially offset by a subsequent issuance of debt at a lower interest rate.

•
The preferred dividends of $12 million were down $3 million compared to the second quarter of 2016 as a result of the redemption of $150 million of Series D and E preferred shares during the fourth quarter of 2016.

•	Net foreign exchange losses in the quarter were $29 million, mainly driven by the losses on revaluation of unhedged liabilities.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

▪
For the second quarter of 2017, the effective tax rate on operating earnings was 9.3% (a tax expense on earnings) mainly due to the geographical split of pretax income and losses. The effective tax rate on non-operating earnings was 10.0% (a tax expense on earnings) for the second quarter of 2017.

Balance Sheet and Capitalization:

▪	Total investments, cash and cash equivalents and funds held – directly managed were $16.9 billion at June 30, 2017, up 0.3% compared to December 31, 2016.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $14.3 billion at June 30, 2017, representing 87% of the cash and cash equivalents and total investments.

▪	The average rating and the average duration of the fixed income portfolio at June 30, 2017 was A and 4.8 years respectively, while the average duration of the Company’s liabilities was 4.6 years.

▪	Total capital was $8.3 billion at June 30, 2017, up 3.1% compared to December 31, 2016, primarily due to net income for the first six months of 2017.

▪
Common shareholder's equity (or book value) and tangible book value were $6.2 billion and $5.6 billion, respectively, at June 30, 2017, up 3.0% and 2.1%, respectively, compared to December 31, 2016, primarily due to net income for the first six months of 2017.

▪	During the second quarter of 2017, the Company paid a dividend of $25 million to Exor, its parent company.

▪
On May 22, 2017, the Company's Long-term Incentive (LTI) Committee of the Board of Directors approved the designation of a new class of common shares known as the Class B Common Shares. The Class B Common Shares rank junior to the preferred shares of the Company and pari passu with the existing common shares, and are only available for issue to executive committee members of the Company in lieu of LTI cash awards, at the Company's sole discretion. The Class B Shares may only be repurchased by the Company and are not permitted to be sold or otherwise transferred. The Class B shares are treated as liability awards and must be held for a period of three years from the date of grant before they are eligible for repurchase by the Company. The compensation cost for Class B shares recorded in the first six months of 2017 was $0.6 million.

▪
On June 30, 2017, the Company submitted its first required Financial Condition Report (FCR) for the year ended December 31, 2016 to the Company’s Group regulator, the Bermuda Monetary Authority.  The FCR includes, among other disclosures, the Group’s required and available statutory capital.  The Company uses the standard Bermuda Solvency Capital Requirement (BSCR) model to assess the Enhanced Capital Requirement (ECR), the required statutory capital and surplus. In the FCR, the Company reported an ECR of $2,484 million, Available Statutory Economic Capital and Surplus of $8,252 million, and a BSCR ratio of 332% as at December 31, 2016. Effective January 1, 2016, Bermuda was deemed Solvency II equivalent under the European Union’s (EU) Solvency II initiative.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

Cash Flows:

▪	Cash provided by operating activities was $129 million in the second quarter of 2017 compared to $28 million in the second quarter of 2016. This cashflow was primarily driven by investment income.

▪
Cash used in investing activities was $637 million in the second quarter of 2017 compared to cash provided by investing activities of $232 million in the same period in 2016. The cash outflows in the second quarter of 2017 were primarily due to the acquisition of Aurigen Capital Ltd. (Aurigen) and investments in public equity funds.

▪
Cash used in financing activities was $244 million in the second quarter of 2017 compared to $16 million in the same period in 2016. The cash outflows in the second quarter of 2017 were driven by a debt redemption of debt acquired in the Aurigen acquisition as well as the dividends paid to common and preferred shareholders.

The data and comments provided above are from, or have been derived from, PartnerRe’s U.S. GAAP consolidated balance sheets as of June 30, 2017 and December 31, 2016 and the related consolidated statements of operations for the three months and six months ended June 30, 2017 and 2016. The Company has included Supplementary Financial Information below, which includes a reconciliation of GAAP and non-GAAP measures.

_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At June 30, 2017, total assets were $22.8 billion, total capital was $8.3 billion and total shareholders’ equity was $6.9 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenues
Gross premiums written	$1,459,689	$1,380,927	$2,962,357	$3,009,936
Net premiums written	$1,297,781	$1,254,398	$2,649,881	$2,755,115
Increase in unearned premiums	(81,055)	(151)	(380,178)	(359,152)
Net premiums earned	1,216,726	1,254,247	2,269,703	2,395,963
Net investment income	102,811	101,182	201,381	204,170
Net realized and unrealized investment gains	129,389	191,941	152,257	359,134
Other income	4,028	3,467	7,437	8,307
Total revenues	1,452,954	1,550,837	2,630,778	2,967,574
Expenses
Losses and loss expenses	806,416	982,855	1,573,565	1,697,123
Acquisition costs	287,600	283,534	512,300	566,508
Other expenses (2)	90,198	123,508	179,841	276,183
Interest expense	11,121	12,256	21,374	24,515
Amortization of intangible assets	6,322	6,587	12,026	13,175
Net foreign exchange losses (gains)	28,479	(35,666)	66,130	(37,740)
Total expenses	1,230,136	1,373,074	2,365,236	2,539,764
Income before taxes and interest in earnings of equity method investments	222,818	177,763	265,542	427,810
Income tax expense	21,673	32,387	22,960	63,341
Interest in earnings of equity method investments	1,623	5,539	9,989	2,072
Net income	202,768	150,915	252,571	366,541
Preferred dividends	11,604	14,184	23,208	28,367
Net income available to common shareholder	$191,164	$136,731	$229,363	$338,174
Comprehensive income	$189,558	$129,032	$225,014	$364,749

(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three and six months ended June 30, 2017 include $7 million and $16 million, respectively, of transaction costs primarily related to the Aurigen acquisition and reorganization related severance costs. Other expenses for the three months ended June 30, 2016 include $27 million of reorganization related severance costs and costs related to certain executive changes. Other expenses for the six months ended June 30, 2016 include $92 million of transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30, 2017	December 31, 2016
Assets
Investments:
Fixed maturities, at fair value	$13,532,140	$13,432,501
Short-term investments, at fair value	61,951	21,697
Equities, at fair value	557,762	38,626
Other invested assets	1,117,537	1,075,637
Total investments	15,269,390	14,568,461
Funds held – directly managed	523,631	511,324
Cash and cash equivalents	1,118,129	1,773,328
Accrued investment income	116,522	112,580
Reinsurance balances receivable	3,035,277	2,492,069
Reinsurance recoverable on paid and unpaid losses	504,749	331,704
Funds held by reinsured companies	727,026	685,069
Deferred acquisition costs	690,538	597,239
Deposit assets	76,104	74,273
Net tax assets	116,857	194,170
Goodwill	456,380	456,380
Intangible assets	172,855	107,092
Other assets and receivables	40,083	35,105
Total assets	$22,847,541	$21,938,794
Liabilities
Non-life reserves	$9,196,466	$8,985,434
Life and health reserves	2,271,323	1,984,096
Unearned premiums	2,191,899	1,623,796
Other reinsurance balances payable	313,534	281,973
Deposit liabilities	12,590	15,026
Net tax liabilities	180,537	166,113
Accounts payable, accrued expenses and other	400,088	849,572
Debt related to senior notes	1,345,397	1,273,883
Debt related to capital efficient notes	70,989	70,989
Total liabilities	15,982,823	15,250,882
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(102,127)	(74,569)
Retained earnings	4,542,146	4,337,782
Total shareholders’ equity	6,864,718	6,687,912
Total liabilities and shareholders’ equity	$22,847,541	$21,938,794

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net cash provided by operating activities	$129	$28	$128	$119
Net cash (used in) provided by investing activities(1)(2)	(637)	232	(551)	570
Net cash used in financing activities(3)(4)	(244)	(16)	(256)	(279)
Effect of foreign exchange rate changes on cash	19	(37)	24	(30)
(Decrease) increase in cash and cash equivalents	(733)	207	(655)	380
Cash and cash equivalents - beginning of period	1,851	1,750	1,773	1,577
Cash and cash equivalents - end of period	$1,118	$1,957	$1,118	$1,957

(1) Net cash provided by investing activities in the six months ended June 30, 2016 includes cash generated through investment activities in order to fund the payment of the special dividend upon closing of the merger with Exor N.V. (Special Dividend).
(2) Net cash used in investing activities in the three months and six months ended June 30, 2017 reflects cash used to fund the Aurigen acquisition and investments in public equity funds.
(3) Net cash used in financing activities in the six months ended June 30, 2016 includes the payment of the Special Dividend and the settlement of certain share-based awards.
(4) Net cash used in financing activities in the three months and six months ended June 30, 2017 reflects a redemption of debt by Aurigen.

PartnerRe Ltd.
Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net income	$202,768	$150,915	$252,571	$366,541
Change in currency translation adjustment	(11,775)	(22,997)	(25,142)	(1,874)
Change in net unrealized gains or losses on investments, net of tax	(76)	(207)	(153)	(410)
Change in unfunded pension obligation, net of tax	(1,359)	1,321	(2,262)	492
Comprehensive income	$189,558	$129,032	$225,014	$364,749

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended June 30, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$618	$484	$1,102	$358	$—	$1,460
Net premiums written	$526	$428	$954	$344	$—	$1,298
Increase in unearned premiums	(74)	(6)	(80)	(1)	—	(81)
Net premiums earned	$452	$422	$874	$343	$—	$1,217
Losses and loss expenses	(281)	(208)	(489)	(317)	—	(806)
Acquisition costs	(129)	(121)	(250)	(38)	—	(288)
Technical result	$42	$93	$135	$(12)	$—	$123
Other income			—	3	1	4
Other expenses			(27)	(18)	(45)	(90)
Underwriting result			$108	$(27)	n/a	$37
Net investment income				14	89	103
Allocated underwriting result (1)				$(13)	n/a	n/a
Net realized and unrealized investment gains					129	129
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(29)	(29)
Income tax expense					(22)	(22)
Interest in earnings of equity method investments					2	2
Net income					n/a	$203
Loss ratio (2)	62.2%	49.4%	56.0%
Acquisition ratio (3)	28.6	28.5	28.6
Technical ratio (4)	90.8%	77.9%	84.6%
Other expense ratio (5)			3.1
Combined ratio (6)			87.7%
	For the three months ended June 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$570	$515	$1,085	$296	$—	$1,381
Net premiums written	$482	$488	$970	$284	$—	$1,254
Decrease (increase) in unearned premiums	5	(3)	2	(2)	—	—
Net premiums earned	$487	$485	$972	$282	$—	$1,254
Losses and loss expenses	(396)	(343)	(739)	(244)	—	(983)
Acquisition costs	(128)	(130)	(258)	(25)	—	(283)
Technical result	$(37)	$12	$(25)	$13	$—	$(12)
Other income			1	2	—	3
Other expenses			(56)	(17)	(50)	(123)
Underwriting result			$(80)	$(2)	n/a	$(132)
Net investment income				14	87	101
Allocated underwriting result (1)				$12	n/a	n/a
Net realized and unrealized investment gains					192	192
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange gains					36	36
Income tax expense					(32)	(32)
Interest in earnings of equity method investments					5	5
Net income					n/a	$151
Loss ratio (2)	81.5%	70.6%	76.0%
Acquisition ratio (3)	26.2	26.8	26.5
Technical ratio (4)	107.7%	97.4%	102.5%
Other expense ratio (5)			5.8
Combined ratio (6)			108.3%

(1)
Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less losses and loss expenses on life and health contracts, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the six months ended June 30, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,344	$952	$2,296	$666	$—	$2,962
Net premiums written	$1,170	$837	$2,007	$643	$—	$2,650
Increase in unearned premiums	(311)	(58)	(369)	(11)	—	(380)
Net premiums earned	$859	$779	$1,638	$632	$—	$2,270
Losses and loss expenses	(568)	(437)	(1,005)	(569)	—	(1,574)
Acquisition costs	(219)	(223)	(442)	(70)	—	(512)
Technical result	$72	$119	$191	$(7)	$—	$184
Other income			1	6	—	7
Other expenses			(56)	(31)	(93)	(180)
Underwriting result			$136	$(32)	n/a	$11
Net investment income				27	174	201
Allocated underwriting result (1)				$(5)	n/a	n/a
Net realized and unrealized investment gains					152	152
Interest expense					(21)	(21)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(66)	(66)
Income tax expense					(23)	(23)
Interest in earnings of equity method investments					10	10
Net income					n/a	$252
Loss ratio (2)	66.2%	56.0%	61.3%
Acquisition ratio (3)	25.5	28.6	27.0
Technical ratio (4)	91.7%	84.6%	88.3%
Other expense ratio (5)			3.4
Combined ratio (6)			91.7%
	For the six months ended June 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,375	$1,047	$2,422	$588	$—	$3,010
Net premiums written	$1,227	$967	$2,194	$561	$—	$2,755
Increase in unearned premiums	(260)	(90)	(350)	(9)	—	(359)
Net premiums earned	$967	$877	$1,844	$552	$—	$2,396
Losses and loss expenses	(669)	(580)	(1,249)	(448)	—	(1,697)
Acquisition costs	(259)	(243)	(502)	(65)	—	(567)
Technical result	$39	$54	$93	$39	$—	$132
Other income			2	4	2	8
Other expenses			(124)	(35)	(117)	(276)
Underwriting result			$(29)	$8	n/a	$(136)
Net investment income				28	176	204
Allocated underwriting result (1)				$36	n/a	n/a
Net realized and unrealized investment gains					359	359
Interest expense					(24)	(24)
Amortization of intangible assets					(13)	(13)
Net foreign exchange gains					38	38
Income tax expense					(63)	(63)
Interest in earnings of equity method investments					2	2
Net income					n/a	$367
Loss ratio (2)	69.2%	66.2%	67.7%
Acquisition ratio (3)	26.8	27.7	27.3
Technical ratio (4)	96.0%	93.9%	95.0%
Other expense ratio (5)			6.7
Combined ratio (6)			101.7%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	June 30, 2017			December 31, 2016
Investments:
Fixed maturities
U.S. government	$2,424		16%	$3,489		24%
U.S. government sponsored enterprises	49		—	52		—
U.S. states, territories and municipalities	701		5	685		5
Non-U.S. sovereign government, supranational and government related	1,685		11	1,136		8
Corporates	6,320		41	5,705		39
Mortgage/asset-backed securities	2,353		16	2,365		16
Total fixed maturities	13,532		89	13,432		92
Short-term investments	62		—	22		—
Equities	558		4	39		—
Other invested assets	1,118		7	1,076		8
Total investments	$15,270		100%	$14,569		100%
Cash and cash equivalents	1,118			1,773
Total investments and cash and cash equivalents	16,388			16,342
Maturity distribution:
One year or less	$285		2%	$264		2%
More than one year through five years	4,837		36	5,381		40
More than five years through ten years	3,898		29	3,703		27
More than ten years	2,221		16	1,741		13
Subtotal	11,241		83	11,089		82
Mortgage/asset-backed securities	2,353		17	2,365		18
Total	$13,594		100%	$13,454		100%
Credit quality by market value (Total investments excluding Other invested assets):
AAA	8%			6%
AA	45			52
A	19			15
BBB	25			24
Below Investment Grade/Unrated	3			3
	100%			100%
Expected average duration (1)	4.8	Yrs		4.9	Yrs
Average yield to maturity at market (1)	2.7%			2.7%
Average credit quality	A			A
 (1) Includes funds holding fixed income securities that are classified with equities under U.S. GAAP and futures used for the purpose of managing duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

June 30, 2017
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$1,265,461	20.0%	7.7%	1.0%
Consumer noncyclical	1,305,181	20.7	8.0	0.7
Consumer cyclical	514,110	8.1	3.1	0.4
Industrials	680,044	10.8	4.1	0.3
Energy	568,340	9.0	3.6	0.5
Communications	364,441	5.8	2.2	0.5
Utilities	335,328	5.3	2.0	0.2
Insurance	355,125	5.6	2.2	0.3
Real estate investment trusts	297,194	4.7	1.8	0.3
Technology	283,888	4.5	1.7	0.4
Basic materials	235,214	3.7	1.4	0.3
Catastrophe bonds	76,321	1.2	0.5	—
Longevity and mortality bonds	27,372	0.4	0.2	0.2
Government guaranteed corporate debt	11,796	0.2	0.1	0.1
Total Corporate bonds	$6,319,815	100.0%	38.6%
Finance sector - Corporate bonds
Banks	$722,584	11.4%	4.4%
Investment banking and brokerage	346,109	5.4	2.1
Financial services	93,982	1.5	0.6
Commercial and consumer finance	55,716	0.9	0.3
Other	47,070	0.7	0.3
Total finance sector - Corporate bonds	$1,265,461	19.9%	7.7%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$20,180	$22,068	$382,116	$298,220	$—	$722,584
Investment banking and brokerage	—	—	59,878	285,002	1,229	346,109
Financial services	—	33,757	26,826	33,399	—	93,982
Commercial and consumer finance	—	—	40,428	15,288	—	55,716
Other	—	6,289	25,742	15,039	—	47,070
Total finance sector - Corporate bonds	$20,180	$62,114	$534,990	$646,948	$1,229	$1,265,461
% of total	2%	5%	42%	51%	—%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 17.9% of the Company’s total corporate bonds. The single largest issuer accounts for 2.6% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Reconciliation of beginning and ending Non-life reserves:
Gross liability at beginning of period	$9,044,854	$9,331,087	$8,985,434	$9,064,711
Reinsurance recoverable at beginning of period	(273,860)	(192,877)	(266,742)	(189,234)
Net liability at beginning of period	8,770,994	9,138,210	8,718,692	8,875,477
Net incurred losses related to:
Current year	599,822	887,462	1,200,895	1,580,531
Prior years	(110,123)	(148,382)	(196,185)	(331,819)
	489,699	739,080	1,004,710	1,248,712
Change in reserve agreement (1)	(6)	—	7,494	28,224
Net losses paid	(564,735)	(592,489)	(1,136,297)	(962,958)
Effects of foreign exchange rate changes	173,086	(89,713)	274,439	5,633
Net liability at end of period	8,869,038	9,195,088	8,869,038	9,195,088
Reinsurance recoverable at end of period	327,428	262,411	327,428	262,411
Gross liability at end of period	$9,196,466	$9,457,499	$9,196,466	$9,457,499

Breakdown of gross liability at end of period:
Case reserves	$4,063,374	$3,898,396	$4,063,374	$3,898,396
Additional case reserves	159,895	192,861	159,895	192,861
Incurred but not reported reserves	4,973,197	5,366,242	4,973,197	5,366,242
Gross liability at end of period	$9,196,466	$9,457,499	$9,196,466	$9,457,499
Gross liability at end of period by Non-life segment:
P&C	6,305,478	6,426,127	6,305,478	6,426,127
Specialty	2,890,988	3,031,372	2,890,988	3,031,372
Gross liability at end of period	$9,196,466	$9,457,499	$9,196,466	$9,457,499
Unrecognized time value of Non-life reserves (2)	$472,683	$283,361	$472,683	$283,361
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	115.3%	80.2%	113.1%	77.1%
Non-life paid losses to net premiums earned ratio	64.6%	61.0%	69.4%	52.2%
(1) The change in the reserve agreement is due to (favorable) adverse development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for non-life reserves and the amount of gross/net liability for non-life reserves that would be recorded if the underlying non-life reserves were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,069,083	$2,089,055	$1,984,096	$2,051,935
Reinsurance recoverable at beginning of period	(29,585)	(43,236)	(31,372)	(42,773)
Net liability at beginning of period	2,039,498	2,045,819	1,952,724	2,009,162
Liability acquired related to the acquisition of Aurigen	67,916	—	67,916	—
Net incurred losses related to:
Current year	301,871	246,732	584,599	466,182
Prior years	14,846	(2,957)	(15,744)	(17,771)
	316,717	243,775	568,855	448,411
Net losses paid	(263,802)	(219,005)	(472,405)	(406,886)
Effects of foreign exchange rate changes	75,953	(59,610)	119,192	(39,708)
Net liability at end of period	2,236,282	2,010,979	2,236,282	2,010,979
Reinsurance recoverable at end of period	35,041	35,269	35,041	35,269
Gross liability at end of period	$2,271,323	$2,046,248	$2,271,323	$2,046,248
Life value in force	$255,500	$153,100	$255,500	$153,100

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		April 1, 2017		January 1, 2017
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$557		$631
U.S. Northeast	Hurricane	567		616
U.S. Gulf Coast	Hurricane	557		583
Caribbean	Hurricane	184		196
Europe	Windstorm	394		404
Japan	Typhoon	204		198
California	Earthquake	480	$633	488	$665
British Columbia	Earthquake	159	312	166	307
Japan	Earthquake	316	350	309	352
Australia	Earthquake	150	211	148	184
New Zealand	Earthquake	137	200	131	171

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions (see Risk Management—Natural Catastrophe PML in Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016).

Supplementary Financial Information

PartnerRe Ltd.
Definitions
Non-GAAP Financial Measures - Regulation G
In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are important to certain stakeholders (including clients, investors, analysts, rating agencies and others) who use the Company’s financial information and will help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. However, these non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Earnings (Loss) available to Common Shareholders (Operating Earnings (Loss)); Operating Earnings (Loss), adjusted by transaction and severance costs; Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE); Annualized Operating ROE, adjusted by transaction and severance costs; Net Income (Loss), adjusted by transaction and severance costs; and Annualized Net Income (Loss) ROE, adjusted by transaction and severance costs: The Company uses Operating Earnings (Loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating Earnings (Loss) exclude the impact of net realized and unrealized gains and losses on investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains and losses, net of tax, and the interest in earnings (losses) of equity method investments, net of tax (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investee’s activities), and are calculated after preferred dividends. The Company calculates Annualized Operating ROE using Operating Earnings (Loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating Earnings (Loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. Operating Earnings (Loss), adjusted by transaction and severance costs, and Annualized Operating ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs related to the Company's merger and acquisition activity; severance costs related to the reorganization of its business units, investment operations and certain executive changes.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax.
Total Capital: The Company calculates Total Capital as the sum of total shareholders' equity and debt related to senior notes and capital efficient notes issued externally. The Company uses Total Capital as a measure to manage the capital structure of the Company.

Other Items

Available Statutory Economic Capital and Surplus: The Company calculates Available Statutory Economic Capital and Surplus as the total shareholder's equity plus the debt related to senior and capital efficient notes and any economic balance sheet adjustments (pursuant to the Bermuda Insurance (Prudential Standards)(Insurance Group Solvency Requirement) Rules 2011), less non-admitted assets such as goodwill and other similar intangible assets which are not considered admissible for statutory purposes.

Basis of presentation: On March 18, 2016, Exor N.V. (subsequently renamed to EXOR Nederland N.V.) acquired 100% ownership of the Company's common shares. The common shares were delisted and are no longer traded on the NYSE. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and prior year periods are no longer meaningful and have been excluded. As a result of these changes, the Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholder's equity. Accordingly, comparative data has been recast to conform to the current presentation.

Supplementary Financial Information

As a result of recent organizational changes, effective July 1, 2016, the Company redefined its financial reporting segments into the following three segments: Property & Casualty (P&C), Specialty, and Life and Health. Data shown for all periods in the segment information tables has been recast to conform to the new presentation. The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses. The Company also uses combined ratio to measure results for the total Non-life P&C and Specialty segments. The combined ratio is the sum of the technical and other expense ratios. The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health segment. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life and health losses and loss expenses, acquisition costs and other expenses.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Beginning of period common shareholder's equity	$6,007,536	$6,056,435	$5,983,685	$6,046,751
End of period common shareholder's equity	6,160,491	6,169,310	6,160,491	6,169,310
Average common shareholder's equity(1)	$6,084,014	$6,112,873	$6,072,088	$6,108,031

Annualized return on average common shareholders' equity calculated with net income available to common shareholder (2)	12.6%	8.9%	7.6%	11.1%
Less:
Annualized net realized and unrealized investment gains, net of tax, on average common shareholder's equity(1)	7.6	10.6	4.5	10.2
Annualized net foreign exchange (losses) gains, net of tax, on average common shareholder's equity(1)	(1.6)	2.3	(1.8)	1.5
Annualized net interest in earnings of equity method investments, net of tax, on average common shareholder's equity(1)	0.2	0.3	0.3	0.1
Annualized operating return on average common shareholder's equity(1)	6.4%	(4.3)%	4.6%	(0.7)%

Net income	$202,768	$150,915	$252,571	$366,541
Less: Dividends to preferred shareholders	11,604	14,184	23,208	28,367
Net income available to common shareholder	191,164	136,731	229,363	338,174

Less:
Net realized and unrealized investment gains, net of tax	115,811	162,195	135,262	310,255
Net foreign exchange (losses) gains, net of tax	(24,122)	35,669	(54,979)	45,313
Interest in earnings of equity method investments, net of tax	2,754	4,491	8,583	3,992
Operating earnings (losses) available to common shareholder	$96,721	$(65,624)	$140,497	$(21,386)

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.
(2) Net income available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Annualized return on average common shareholder's equity(1) calculated with net income available to common shareholder	12.6%	8.9%	7.6%	11.1%
Add:
Transaction and severance related costs(2), net of tax	0.4	1.5	0.4	2.6
Annualized return on average common shareholder's equity(1) calculated with net income available to common shareholder, adjusted by transaction and severance costs	13.0%	10.4%	8.0%	13.7%

Net income available to common shareholder(3)	$191,164	$136,731	$229,363	$338,174
Add:
Transaction and severance related costs(2), net of tax	6,730	21,678	13,219	81,678
Net income available to common shareholder(3), adjusted by transaction and severance costs	$197,894	$158,409	$242,582	$419,852

Annualized operating return on average common shareholder's equity(1)	6.4%	(4.3)%	4.6%	(0.7)%
Add:
Transaction and severance related costs(2), net of tax	0.4	1.4	0.5	2.7
Annualized operating return on average common shareholder's equity(1), adjusted by transaction and severance costs	6.8%	(2.9)%	5.1%	2.0%

Operating earnings (losses) available to common shareholder	$96,722	$(65,624)	$140,497	$(21,386)
Add:
Transaction and severance related costs(2), net of tax	6,730	21,678	13,219	81,678
Operating earnings (losses) available to common shareholder, adjusted by transaction and severance costs	$103,452	$(43,946)	$153,716	$60,292

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.

(2) The adjustment of $7 million ($7 million pre-tax) and $13 million ($16 million pre-tax) for the three and six months ended June 30, 2017, respectively, primarily represents transaction costs related to the Aurigen acquisition and reorganization related severance costs. The adjustment of $22 million ($27 million pre-tax) for the three months ended June 30, 2016 represents reorganization related severance costs and costs related to certain executive changes. The adjustment of $82 million ($92 million pre-tax) for the six months ended June 30, 2016 primarily represented transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

(3) Net income available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	June 30, 2017	December 31, 2016
Tangible book value:
Total shareholders' equity	$6,864,718	$6,687,912
Less:
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder’s equity	6,160,491	5,983,685
Less:
Goodwill (1)	456,380	456,380
Intangible assets, net of tax (1)	137,620	73,022
Tangible book value	$5,566,491	$5,454,283

Capital Structure:
Senior notes	$1,345,397	$1,273,883
Capital efficient notes (2)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,160,491	5,983,685
Total Capital	$8,273,499	$8,025,179

(1) The increase in intangible assets, net of tax, relates to the recognition of the fair value of business acquired (VOBA) and certain insurance licenses upon the acquisition of Aurigen, net of amortization expense. There was no related increase in goodwill as a bargain purchase gain of less than $1 million was recorded in other income in the Consolidated Statement of Operations.

(2) Non-consolidated debt issued externally related to CENts of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.)
does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheet includes the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.